UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 13, 2024

Twelve Seas Investment Company II

(Exact name of registrant as specified in its charter)

Delaware	001-40123	85-2141273
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 Park Avenue S.

Suite 89898

New York, New York 10003-1502

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 361-1177

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	TWLVU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	TWLV	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock for $11.50 per share	TWLVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2023, simultaneously with the execution and delivery of an Agreement and Plan of Merger by and among Twelve Seas Investment Company II, a Delaware corporation (“Twelve Seas II”), Crystal Lagoons U.S. Corp, a Delaware corporation, CL Newco Inc., a newly-incorporated Delaware corporation (“Crystal Lagoons”), Twelve Seas II Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of Twelve Seas II, and Twelve Seas II Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of Twelve Seas II, on December 22, 2023, Twelve Seas II entered into a Voting and Support Agreement (the “Sponsor Support Agreement”) with Crystal Lagoons and Twelve Seas Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor agreed to forfeit 6,625,000 shares of Twelve Seas II Class A common stock (the “Founder Shares”).

On February 13, 2024, Twelve Seas II, Crystal Lagoons, and the Sponsor entered into an Amendment to Sponsor Support Agreement (the “Amendment”), pursuant to which the number of Founder Shares the Sponsor agreed to forfeit was reduced from 6,625,000 to 6,170,000. The Amendment also corrects the total number of Founder Shares owned by the Sponsor prior to the forfeiture by reducing the number of Founder Shares from 8,625,000 to 8,225,000.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment to Sponsor Support Agreement, dated as of February 13, 2024, by and among Twelve Seas Investment Company II, CL Newco Inc., and Twelve Seas Sponsor II LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWELVE SEAS INVESTMENT COMPANY II

	By:	/s/ Dimitri Elkin
		Name:	Dimitri Elkin
		Title:	Chief Executive Officer

Dated: February 13, 2024